Exhibit 23.5

December 20, 2013

Raymond Huggenberger

President and Chief Executive Officer

Inogen, Inc.

326 Bollay Drive

Goleta, California 93117

RE: American Association of Respiratory Care Reports

Dear Mr. Huggenberger,

This letter acknowledges the authorization granted by the American Association for Respiratory Care (AARC) and its science journal RESPIRATORY CARE to Inogen, Inc. (Inogen), whereby AARC consents to the use of an abstract of a presentation at the AARC 2006 International Respiratory Care Congress entitled “Determination of an Appropriate Nocturnal Setting For a Portable Oxygen Concentrator With Pulse-Dosed Delivery,” and an article published in the March 2006 issue of the RESPIRATORY CARE Journal entitled “Nocturnal Oxygenation Using a Pulse-Dose Oxygen-Conserving Device Compared to Continuous Flow” in the registration statement on Form S-1, including all amendments thereto, and related prospectus of Inogen for the registration of shares of Inogen’s common stock (the “Registration Statement”). All copyrights reserved.

This letter further certifies that the references contained in the Registration Statement above are copies of the aforementioned abstract and article, and should not be interpreted as an endorsement by the AARC and RESPIRATORY CARE of any products or services contained within those publications. Additionally, AARC consents to the inclusion of this letter as an exhibit to the Registration Statement.

Sincerely,

/s/ Thomas Kallstrom

Thomas Kallstrom, MBA, RRT, FAARC

Executive Director/Chief Executive Officer